Exhibit 99.3

August 31, 2023

Via Email

Performance Shipping Inc.

373 Syngrou Avenue

175 64 Palaio Faliro

Athens, Greece

Attn: Board of Directors

Re:	Performance Shipping Inc.’s Governance Structure

Dear Members of the Board,

We write on behalf of our client Sphinx Investment Corp. (“Sphinx”), an affiliate of Mr. George Economou, which owns approximately 9.5% of the common shares (“Common Shares”) of Performance Shipping Inc. (“PSI”).

Sphinx believes that PSI’s dual-class capital structure, together with the 2022 Exchange Offer through which PSI effected such structure, violate both Marshall Islands law and Nasdaq Listing Rules. Those violations are consequential: PSI’s dual-class structure works to severely depress the market price of the Common Shares.1 PSI had $199,039,000 in stockholders’ equity as of June 30, 2023; however, the market capitalization of the Common Shares was a mere $19,966,000 as of market close on August 30, 2023 (i.e., barely 1/10th of stockholders’ equity).

Sphinx believes this is by design and not coincidence. The apparent plan was to disenfranchise and strip economic value from Common Shareholders in favor of PSI’s controlling shareholder, Mango Shipping Corp.—an entity controlled by Aliki Paliou, who is both the chairperson of PSI’s board of directors and the daughter of PSI’s founder (“Mango”)—and protect Mango’s control and economic position from dilution due to anticipated near term capital raises.2 The principal vehicle for this plan was PSI’s January 2022 offer to exchange tradeable Common Shares for illiquid non-voting Series B Preferred Shares, themselves later to be convertible into illiquid super-voting Series C Preferred Shares (the “Exchange Offer”).3

[1]	Since the consummation of the Exchange Offer, Nasdaq has twice notified PSI that PSI had violated Nasdaq rules on “breaking the buck”.

[2]	Indeed, there were a series of such dilutive issuances in the months that followed the Exchange Offer.

[3]	We refer, with these capitalized terms, to PSI’s Series B Convertible Cumulative Perpetual Preferred Stock and Series C Convertible Cumulative Redeemable Perpetual Preferred Stock, respectively.”

Indeed, the evidence indicates that PSI’s 2022 Exchange Offer—a transaction for which no fairness opinion was obtained—was designed to be unattractive to all stockholders but Mango and thereby coerce such other stockholders not to tender, and thus was part and parcel of Mango’s scheme to seize and thereafter preserve de jure control of PSI. And far from paying a fair control premium, Mango with PSI’s assistance enhanced its own economic and governance rights at the expense of the holders of the Common Shares—in effect, a reverse control premium paid to Mango.

•	It was a foregone conclusion both that the Exchange Offer would be successful and that following the Exchange Offer, Mango would convert its Series B Preferred Shares into Series C Preferred Shares. The Exchange Offer lays out the plan: it had a minimum tender condition of 2,033,091 Common Shares; mentions that Mango “beneficially owns 2,352,047 Common Shares”; and admits that Mango “intends to exchange all such Common Shares beneficially owned by it pursuant to this Exchange Offer for Series B Preferred Shares, and then exercise its Series B Conversion Right to acquire Series C Preferred Shares.”

•	The Exchange Offer disclosure further adds that if Mango was the only shareholder to tender into the Exchange Offer, then following Mango’s receipt of its Series C Preferred Shares it “would have the right to vote approximately 95.6% of the aggregate voting power of [PSI’s] capital stock.”

•	Holders of Common Shares as a whole were thus presented with a highly unattractive choice. They could retain their Common Shares, which were tradeable but would lack meaningful voting rights and be economically subordinated to the dividend rights of the new preferred stock. Or they could preserve their dividend rights and—after spending an uncomfortable year holding Series B Preferred Shares that cannot vote—voting power by tendering into the Exchange Offer. In that latter scenario, however, Common Shareholders would lose the liquidity of the exchange-traded Common Shares.[4] Such a loss of liquidity is, of course, anathema to ordinary shareholders. Yet it would not be problematic for the beneficial owner of Mango, a long-term holder (i) whose family founded the predecessors to PSI’s onetime parent, (ii) who has the resources and scale of ownership to unlock liquidity through private block sales and (iii) who further controls the levers of company decision-making.

[4]	While the Series C Preferred Shares purport to be convertible into Common Shares, they are only so convertible after a six month waiting period, meaning that tendering shareholders would have to wait a total of 18 months post-Exchange Offer to have an opportunity for liquidity.

•	The results of the Exchange Offer further underscore that it was designed to be palatable to no other stockholder, yet a windfall for Mango: the Exchange Offer was undersubscribed to a remarkable degree, and approximately 83% of the illiquid and non-voting Series B Preferred Shares issued in the Exchange Offer went to Mango.

•	There is more. PSI also gave Mango the unique opportunity to exchange its non-voting Series B Preferred Shares for super-voting Series C Preferred Shares in a private placement transaction several months before the few other stockholders who tendered into the Exchange Offer would have the opportunity to convert.

Altogether, Mango used these transactions to inflate its beneficial ownership in PSI from approximately 46.3% of the Common Shares (just before the Exchange Offer) to approximately 67% of the Common Shares (treating the Series C Preferred Shares on an as-converted basis). Mango seized control while the holders of non-tendering Common Shares received nothing but a steep haircut. The anti-dilution protections embedded in the conversion feature of the Series C Preferred Stock further insulate Mango’s control and economic position from the effects of additional capital raises—another windfall to Mango at the ongoing expense of holders of Common Shares.

The dual-class capital structure implemented by the Exchange Offer also allows Mango to itself transfer its controlling interest in PSI to a third party in a transaction involving only the Series C Preferred Shares, creating the possibility that no control premium (and potentially no consideration at all) is paid to any stockholder other than Mango in any future change in control.

Even outside the context of a change of control transaction, PSI’s new capital structure effectively strips the economic benefits of ongoing ownership of PSI from the holders of the Common Shares and transfers them to the holders of the preferred stock through the cumulative preferred dividends provided to the preferred stockholders. Here again the proof is in the pudding. Since the Exchange Offer, Mango has received substantial cash dividends on its Series C Preferred Shares from PSI, but no dividends have been paid on the Common Shares.

Finally, we note that PSI’s issuance of the super-voting Series C Preferred Shares conflicts with Nasdaq Listing Rule 5640, which prescribes that “[v]oting rights of existing Shareholders of publicly traded common stock registered under Section 12 of the Act cannot be disparately reduced or restricted through any corporate action or issuance.” Unsurprisingly, we have located nothing to suggest that Nasdaq consented to PSI’s issuance of Series C Preferred Shares. That risks the delisting of the Common Shares—one remedy available to Nasdaq for violating Rule 5640. Delisting would deprive Common Shareholders of the one attractive feature of the Common Shares that so far has survived Mango’s scheme: liquidity.

Controlling stockholders owe fiduciary duties to minority stockholders. Boards owe fiduciary duties to, first and foremost, the holders of the common stock as a whole. By scheming to engineer PSI’s current capital structure and by scheming to maintain that structure, Mango and the Board have flouted those duties. And they appear to have done so for one reason: personal gain at the expense of Common Shareholders.

Sphinx demands that the board of directors of PSI immediately publicly acknowledge (i) the impropriety and invalidity of PSI’s current dual class structure, which was implemented through a coercive Exchange Offer and other transactions entered into as a result of multiple breaches of fiduciary duties, (ii) that the voting, conversion and other preferential rights purported to be given to the Series C Preferred Stock are invalid and (iii) that no votes or consents purported to be cast or given by holders of the Series C Preferred Stock, and no requests for conversion of the Series C Preferred Stock into Common Shares, shall be counted or recognized.

Our client looks forward to your reply and reserves all rights, remedies, powers and defenses.

Very truly yours,

Richard M. Brand

CC: Will Vogel (Watson Farley & Williams LLP)

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